Exhibit 99.1

PAYSAFE REPORTS FIRST QUARTER 2025 RESULTS; REAFFIRMS FULL YEAR OUTLOOK

London, UK – May 13, 2025 – Paysafe Limited (“Paysafe” or the “Company”) (NYSE: PSFE), a leading payments platform, today announced its financial results for the first quarter of 2025.

First Quarter 2025 Summary

(Metrics compared to the first quarter of 2024, unless otherwise noted)

•
Revenue of $401.0 million, decreased 4%; organic revenue growth of 5%
•
Net loss of $19.5 million, or ($0.33) per diluted share, compared to net income of $3.1 million, or $0.05 per diluted share
•
Adjusted net income of $20.9 million, or $0.34 per diluted share, compared to $35.3 million, or $0.57 per diluted share
•
Adjusted EBITDA of $95.2 million, decreased 15%; decreased 14% on a constant currency basis
•
Net leverage1 of 4.9x as of March 31, 2025

Bruce Lowthers, CEO of Paysafe, commented: "We kicked off the year with strong momentum, exceeding our expectations for organic growth and adjusted EBITDA margin. I’m proud of the team for staying focused and executing our strategy for sustainable growth while successfully completing the sale of our direct marketing business. We also secured new partnerships, launched innovative products through our wallet platform, and continued enhancing its functionality to better connect our 18 million consumers with over 1 million retailers—turning everyday transactions into exceptional experiences. With the second quarter underway, we’re operating with a leaner, lower-risk model, a strengthened sales organization, traction with new collaborations, and a robust product pipeline that positions us for accelerated growth in the second half of the year."

Recent Strategic and Operational Highlights

•
Organic revenue growth of 5% led by robust volumes in e-commerce
•
Progress across the enterprise-level sales strategy, including continued double-digit bookings growth in the first quarter while accelerating productivity per sales representative
•
Expanded Paysafe's long-term partnership with Fiserv, including several key initiatives focused on empowering small and medium-sized businesses (SMBs)
•
Expanded Paysafe's partnership with Tilled to offer frictionless payments and PayFac-as-a-Service solutions for independent software vendors (ISVs) across the U.S. and Canada
•
Closed on the Company's previously announced agreement to sell its direct marketing payment processing business line ("the business disposal")
•
Repurchased 612.6 thousand shares for $10.0 million in the first quarter of 2025
•
Published Paysafe's second annual sustainability report

(1)
Paysafe defines net leverage as net debt (total debt less cash and cash equivalents) divided by the sum of the last twelve months (LTM) Adjusted EBITDA. For the period ended March 31, 2025, total debt was $2,384.6 million and cash and cash equivalents was $234.3 million, and LTM Adjusted EBITDA was $435.3 million. For the period ended December 31, 2024, total debt was $2,363.5 million and cash and cash equivalents was $216.7 million, and LTM Adjusted EBITDA was $452.1 million.

First Quarter of 2025 Summary of Consolidated Results

	Three Months Ended
	March 31,
($ in thousands) (unaudited)	2025	2024
Revenue	$401,000	$417,738
Gross Profit (excluding depreciation and amortization)	$226,819	$247,365
Net (loss) / income	$(19,472)	$3,056

Adjusted EBITDA	$95,170	$111,916
Adjusted net income	$20,913	$35,306

Reported revenue for the first quarter of 2025 was $401.0 million, a decrease of 4%, compared to $417.7 million in the prior year period, reflecting a decrease of 6% from the Merchant Solutions segment driven by the business disposal, as well as a 2% decline from the Digital Wallets segment driven by a decrease in interest revenue on consumer deposits and unfavorable foreign exchange rates. Organic revenue growth was 5%, reflecting 6% organic growth from Merchant Solutions and 3% organic growth from Digital Wallets.

Net loss for the first quarter was $19.5 million, compared to net income of $3.1 million in the prior year period, largely driven by a decrease in revenue, a decrease in other income related to lower gains on foreign exchange, and an increase in restructuring and legal costs. This was partially offset by the recognition of an income tax benefit in the current period as well as a decrease in selling, general and administrative expenses, including lower credit losses.

Adjusted net income for the first quarter decreased to $20.9 million, compared to $35.3 million in the prior year period, mainly reflecting the decline in Adjusted EBITDA and an increase in the adjusted effective tax rate resulting from the inclusion of the base erosion and anti-abuse tax ("BEAT") provision in the current period.

Adjusted EBITDA for the first quarter decreased to $95.2 million, compared to $111.9 million in the prior year period, reflecting the business disposal in addition to business mix and lower interest revenue, which were unfavorable to gross profit margin.

The combined headwinds from movement in foreign exchange rates and interest revenue on consumer deposits to first quarter revenue and Adjusted EBITDA were $9.3 million (2 percentage-points) and $5.4 million (5 percentage-points), respectively.

First quarter operating cash flow was $52.5 million, compared to $58.8 million in the prior year period. Unlevered free cash flow was $57.3 million, compared to $69.2 million in the prior year period.

Balance Sheet

As of March 31, 2025, total cash and cash equivalents were $234.3 million, total debt was $2.4 billion and net debt was $2.2 billion. Compared to December 31, 2024, total debt increased by $21.1 million, reflecting net repayments of $26.8 million as well as movement in foreign exchange rates.

Summary of Segment Results

	Three Months Ended
	March 31,		YoY
($ in thousands) (unaudited)	2025	2024	change
Revenue:
Merchant Solutions	$217,786	$231,398	-6%
Digital Wallets	$187,567	$190,457	-2%
Intersegment	$(4,353)	$(4,117)	6%
Total Revenue	$401,000	$417,738	-4%

Adjusted EBITDA:
Merchant Solutions	$29,446	$49,178	-40%
Digital Wallets	$82,544	$83,274	-1%
Corporate	$(16,820)	$(20,536)	-18%
Total Adjusted EBITDA	$95,170	$111,916	-15%

Full Year 2025 Financial Guidance

($ in millions, except per share amounts) (unaudited)	Full Year 2025
Revenue	$1,710 - $1,734
Adjusted EBITDA	$463 - $478
Adjusted EPS	$2.21 - $2.51

Webcast and Conference Call

Paysafe will host a live webcast to discuss the results today at 8:30 a.m. (ET). The webcast and supplemental information can be accessed on the investor relations section of the Paysafe website at ir.paysafe.com. An archive will be available after the conclusion of the live event and will remain available via the same link for one year.

Time	Tuesday, May 13 2025, at 8:30 a.m. ET
Webcast	Go to the Investor Relations section of the Paysafe website to listen and view slides
Dial in	877-407-0752 (U.S. toll-free); 201-389-0912 (International)

2024 Sustainability Report

Today Paysafe published its second annual sustainability report, following through on its commitment to Paysafe's sustainability strategy. This latest report provides detailed insights into the Company's progress and demonstrates significant strides in advancing governance and policies as well as more sustainable operations across the key pillars of Paysafe's sustainability framework—Trusted Technology, Engaged Employees, and Thriving Society— underpinned by Paysafe's Responsible Business Principles.

Key highlights for the year included:

•
Established Paysafe’s AI governance framework and an internal AI policy to guide ethical and responsible use of AI
•
Formalized Paysafe’s responsible technology principles
•
Awarded EcoVadis sustainability rating of ‘Good’
•
Supported 49 individual community initiatives and partnered with over 60 non-profit organizations around the world

•
Achieved a 10% decrease in Scope 1 greenhouse gas emissions and continued the Company's alignment with the Task Force on Climate-Related Financial Disclosures (TCFD)

The sustainability report can be accessed on Paysafe’s website at https://www.paysafe.com/en/about/sustainability/.

About Paysafe

Paysafe is a leading payments platform with an extensive track record of serving merchants and consumers in the global entertainment sectors. Its core purpose is to enable businesses and consumers to connect and transact seamlessly through industry-leading capabilities in payment processing, digital wallet, and online cash solutions. With 29 years of online payment experience, an annualized transactional volume of $152 billion in 2024, and approximately 3,300 employees located in 12+ countries, Paysafe connects businesses and consumers across 260 payment types in 48 currencies around the world. Delivered through an integrated platform, Paysafe solutions are geared toward mobile-initiated transactions, real-time analytics and the convergence between brick-and-mortar and online payments. Further information is available at www.paysafe.com.

Contacts

Media

Crystal Wright

Paysafe

+1 (904) 328-7740

crystal.wright@paysafe.com

Investors

Kirsten Nielsen

Paysafe

+1 (646) 901-3140

kirsten.nielsen@paysafe.com

Forward-looking Statements

This press release includes “forward-looking statements” within the meaning of U.S. federal securities laws. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Paysafe Limited’s (“Paysafe,” “PSFE,” the “Company,” “we,” “us,” or “our”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “anticipate,” “appear,” “approximate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “foresee,” “guidance,” “intends,” “likely,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” "will," “would” and variations of such words and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, without limitation, Paysafe’s expectations with respect to future performance.

These forward-looking statements involve significant risks, uncertainties, and events that may cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. While the Company believes its assumptions concerning future events are reasonable, a number of factors could cause actual results to differ materially from those projected, including, but not limited to: cyberattacks and security vulnerabilities; complying with and changes in money laundering regulations, financial services regulations, cryptocurrency regulations, consumer and business privacy and data use regulations or other regulations in Bermuda, the UK, Ireland, Switzerland, the United States, Canada and elsewhere; risks related to our focus on specialized and high-risk verticals; geopolitical events and the economic and other impacts of such geopolitical events and the responses of governments around the world; acts of war and terrorism; the effects of global economic uncertainties, including inflationary pressure and rising interest rates, on consumer and business spending; risks associated with foreign currency exchange rate fluctuations; changes in our relationships with banks, payment card networks, issuers and financial institutions; risk related to processing online payments for merchants and customers engaged in the online gambling and foreign exchange trading sectors; risks related to becoming an unwitting party to fraud or being deemed to be handling proceeds resulting from the criminal activity by customers; the effects of chargebacks, merchant insolvency and consumer deposit settlement risk; changes to our continued financial institution sponsorships; failure to hold, safeguard or account accurately for merchant or customer funds; risks related to the availability, integrity and security of internal and external IT transaction processing systems and services; our ability to manage regulatory and litigation risks, and the outcome of legal and regulatory proceedings; failure of fourth parties to comply with contractual obligations; changes and compliance with payment card network operating rules; substantial and increasingly intense competition worldwide in the global payments industry; risks related to developing and maintaining effective internal controls over financial reporting; managing our growth effectively, including growing our revenue pipeline; any difficulties maintaining a strong and trusted brand; keeping pace with rapid technological developments; risks associated with the significant influence of our principal shareholders; the effect of regional epidemics or a global pandemic on our business; and other factors included in the “Risk Factors” in our Form 20-F and in other filings we make with the SEC, which are available at https://www.sec.gov. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events.

Paysafe Limited Condensed Consolidated Statements of Operations (unaudited)

	Three Months Ended
	March 31,
($ in thousands)	2025	2024
Revenue	$401,000	$417,738
Cost of services (excluding depreciation and amortization)	174,181	170,373
Selling, general and administrative	139,790	144,808
Depreciation and amortization	68,269	68,310
Impairment expense on goodwill and other assets	1,282	653
Restructuring and other costs	7,785	452
(Gain) / loss on disposal of subsidiaries and other assets, net	(626)	177
Operating income	10,319	32,965
Other income, net	823	12,355
Interest expense, net	(33,673)	(34,965)
(Loss) / income before taxes	(22,531)	10,355
Income tax (benefit) / expense	(3,059)	7,299
Net (loss) / income	$(19,472)	$3,056

Net (loss) / income per share – basic	$(0.33)	$0.05
Net (loss) / income per share – diluted	$(0.33)	$0.05

Net (loss) / income	$(19,472)	$3,056
Other comprehensive income / (loss), net of tax of $0:
Gain / (loss) on foreign currency translation	4,076	(7,612)
Total comprehensive loss	$(15,396)	$(4,556)

Paysafe Limited Consolidated Net Loss per share

	Three Months Ended
	March 31,
	2025	2024
Numerator ($ in thousands)
Net (loss) / income - basic	$(19,472)	$3,056
Net (loss) / income - diluted	$(19,472)	$3,056
Denominator (in millions)
Weighted average shares – basic	59.8	61.6
Weighted average shares – diluted	59.8	62.0
Net (loss) / income per share
Basic	$(0.33)	$0.05
Diluted	$(0.33)	$0.05

Paysafe Limited Condensed Consolidated Balance Sheets (unaudited)

($ in thousands)	March 31, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	$234,339	$216,683
Customer accounts and other restricted cash	954,896	1,081,896
Accounts receivable, net of allowance for credit losses of $4,435 and $7,994, respectively	155,357	158,197
Settlement receivables, net of allowance for credit losses of $4,820 and $4,082, respectively	145,182	138,565
Prepaid expenses and other current assets	89,798	81,298
Derivative assets	3,413	—
Contingent consideration receivable – current	826	—
Total current assets	1,583,811	1,676,639
Deferred tax assets	91,304	91,304
Property, plant and equipment, net	26,013	24,297
Operating lease right-of-use assets	39,604	40,620
Derivative asset	150	5,502
Intangible assets, net	950,350	981,315
Goodwill	2,007,076	1,976,851
Contingent consideration receivable – non-current	3,312	—
Other assets – non-current	11,812	12,806
Total non-current assets	3,129,621	3,132,695
Total assets	$4,713,432	$4,809,334

Liabilities and equity
Current liabilities
Accounts payable and other liabilities	$193,164	$176,940
Short-term debt	10,190	10,190
Funds payable and amounts due to customers	1,139,759	1,235,104
Operating lease liabilities – current	8,060	7,653
Income taxes payable	3,269	5,495
Warrant liabilities	835	—
Contingent consideration payable – current	1,856	8,070
Liability for share-based compensation – current	2,638	2,126
Total current liabilities	1,359,771	1,445,578
Non-current debt	2,374,425	2,353,358
Operating lease liabilities – non-current	34,833	35,573
Deferred tax liabilities	80,238	91,570
Warrant liabilities	—	1,401
Derivative financial liabilities – non-current	224	—
Liability for share-based compensation – non-current	2,031	2,268
Contingent consideration payable – non-current	25	325
Total non-current liabilities	2,491,776	2,484,495
Total liabilities	3,851,547	3,930,073
Commitments and contingent liabilities
Total shareholders' equity	861,885	879,261
Total liabilities and shareholders' equity	$4,713,432	$4,809,334

Paysafe Limited Condensed Consolidated Statements of Cash Flow (unaudited)

	Three Months Ended
	March 31,
($ in thousands)	2025	2024
Cash flows from operating activities
Net (loss) / income	$(19,472)	$3,056
Adjustments for non-cash items:
Depreciation and amortization	68,665	68,581
Unrealized foreign exchange gain	(5,169)	(2,519)
Deferred tax benefit	(12,129)	(1,767)
Interest expense, net	7,767	3,634
Share-based compensation	8,141	9,359
Other income, net	(809)	(7,162)
Impairment expense on goodwill and other assets	1,282	653
Allowance for credit losses and other	7,571	11,739
(Gain) / loss on disposal of subsidiary and other assets, net	(626)	177
Non-cash lease expense	2,336	2,232
Movements in working capital:
Accounts receivable, net	(4,232)	(24,222)
Prepaid expenses, other current assets, and related party receivables	(9,186)	(1,788)
Accounts payable, other liabilities, and related party payables	5,809	(3,792)
Income tax (receivable) / payable	2,531	654
Net cash flows from operating activities	52,479	58,835
Cash flows in investing activities
Purchase of property, plant & equipment	(4,329)	(3,719)
Other intangible asset expenditures	(22,892)	(20,706)
Disposal of subsidiary	1,948	—
Receipts under derivative financial instruments	1,312	2,531
Cash inflow from merchant reserves	—	6,510
Other investing activities, net	68	1,559
Net cash flows used in investing activities	(23,893)	(13,825)
Cash flows from financing activities
Repurchases of shares withheld for taxes	(560)	(257)
Proceeds from employee share purchase plan	540	—
Purchase of treasury shares	(9,998)	(12,000)
Settlement funds - merchants and customers, net	(134,041)	(108,302)
Repurchase of borrowings	—	(30,545)
Proceeds from loans and borrowings	—	50,242
Repayments of loans and borrowings	(22,839)	(33,759)
Proceeds under line of credit	197,000	225,000
Repayments under line of credit	(201,000)	(225,000)
Contingent consideration paid	(6,476)	(7,755)
Other financing activities	300	—
Net cash flows used in financing activities	(177,074)	(142,376)
Effect of foreign exchange rate changes	39,144	(25,951)
Decrease in cash and cash equivalents, including customer accounts and other restricted cash during the period	$(109,344)	$(123,317)
Cash and cash equivalents, including customer accounts and other restricted cash at beginning of the period	1,298,579	1,498,269
Cash and cash equivalents at end of the period, including customer accounts and other restricted cash	$1,189,235	$1,374,952

	Three Months Ended
	March 31,
	2025	2024
Cash and cash equivalents	$234,339	$202,134
Customer accounts and other restricted cash	954,896	1,172,818
Total cash and cash equivalents, including customer accounts and other restricted cash	$1,189,235	$1,374,952

Non-GAAP Financial Measures

To supplement the Company’s condensed consolidated financial statements presented in accordance with generally accepted accounting principles, or GAAP, the company uses non-GAAP measures of certain components of financial performance. This includes organic revenue growth, Gross Profit (excluding depreciation and amortization), Adjusted EBITDA, Unlevered free cash flow, Adjusted net income, Adjusted net income per share, and Net leverage which are supplemental measures that are not required by, or presented in accordance with, accounting principles generally accepted in the United States (“U.S. GAAP”).

Organic revenue growth is defined as growth excluding the impact of foreign currency fluctuations, revenue from interest on consumer deposits, acquisitions, and dispositions. Management believes organic revenue growth to be useful to users of our financial data because it enables them to better understand underlying revenue growth from period to period excluding the impact of these non-organic items.

Gross Profit (excluding depreciation and amortization) is defined as revenue less cost of services (excluding depreciation and amortization). Management believes Gross Profit to be a useful profitability measure to assess the performance of our businesses and ability to manage cost.

Adjusted EBITDA is defined as net income/(loss) before the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, share-based compensation, impairment expense on goodwill and other assets, restructuring and other costs, loss/(gain) on disposal of a subsidiaries and other assets, net, and other income/(expense), net. These adjustments also include certain costs and transaction items that are not reflective of the underlying operating performance of the Company. Management believes Adjusted EBITDA to be a useful profitability measure to assess the performance of our businesses and improves the comparability of operating results across reporting periods.

Adjusted net income excludes the impact of certain non-operational and non-cash items. Adjusted net income is defined as net income/(loss) attributable to the Company before the impact of other non-operating income / (expense), net, impairment expense on goodwill and other assets, restructuring and other costs, accelerated amortization of debt fees, amortization of acquired assets, loss/(gain) on disposal of subsidiaries and other assets, share-based compensation, discrete tax items and the income tax (benefit)/expense on these non-GAAP adjustments. Adjusted net income per share is adjusted net income as defined above divided by adjusted weighted average dilutive shares outstanding. Management believes the removal of certain non-operational and non-cash items from net income enhances shareholders' ability to evaluate the Company’s business performance and profitability by improving comparability of operating results across reporting periods.

Unlevered free cash flow is defined as net cash flows provided by/used in operating activities, adjusted for the impact of capital expenditure, payments relating to restructuring and other costs and cash paid for interest. Capital expenditure includes purchases of property plant & equipment and purchases of other intangible assets, including software development costs. Capital expenditure does not include purchases of merchant portfolios. Management believes unlevered free cash flow to be a liquidity measure that provides useful information about the amount of cash generated by the business.

Net leverage is defined as net debt (gross debt less cash and cash equivalents) divided by the last twelve months Adjusted EBITDA. Management believes net leverage is a useful measure of the Company's credit position and progress towards leverage targets.

Management believes the presentation of these non-GAAP financial measures, including Gross Profit, Adjusted EBITDA, Unlevered free cash flow, Adjusted net income, Adjusted net income per share, and Net leverage when considered together with the Company’s results presented in accordance with GAAP, provide users with useful supplemental information in comparing the operating results across reporting periods by excluding items that are not considered indicative of Paysafe’s core operating performance. In addition, management believes the presentation of these non-GAAP financial measures provides useful supplemental information in assessing the Company’s results on a basis that fosters comparability across periods by excluding the impact on the Company’s reported GAAP results of acquisitions and dispositions that have occurred in such periods. However, these non-GAAP measures exclude items that are significant in understanding and assessing Paysafe’s financial results or position.

Therefore, these measures should not be considered in isolation or as alternatives to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP.

You should be aware that Paysafe’s presentation of these measures may not be comparable to similarly titled measures used by other companies. In addition, the forward-looking non-GAAP financial measure of Adjusted EBITDA provided herein have not been reconciled to the comparable GAAP measure due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. We have reconciled the historical non-GAAP financial measures presented herein to their most directly comparable GAAP financial measures. A reconciliation of our forward-looking non-GAAP financial measures to their most directly comparable GAAP financial measures cannot be provided without unreasonable effort because of the inherent difficulty of accurately forecasting the occurrence and financial impact of the adjusting items necessary for such reconciliations that have not yet occurred, are out of our control, or cannot be reasonably predicted. For the same reasons, we are unable to address the probable significance of the unavailable information, which could be material to future results.

Reconciliation of GAAP Net (Loss) / Income to Adjusted EBITDA

	Three Months Ended
	March 31,
($ in thousands)	2025	2024
Net (loss) / income	$(19,472)	$3,056
Income tax (benefit) / expense	(3,059)	7,299
Interest expense, net	33,673	34,965
Depreciation and amortization	68,269	68,310
Share-based compensation expense	8,141	9,359
Impairment expense on goodwill and other assets	1,282	653
Restructuring and other costs	7,785	452
(Gain) / loss on disposal of subsidiaries and other assets, net	(626)	177
Other income, net	(823)	(12,355)
Adjusted EBITDA	$95,170	$111,916

Reconciliation of Revenue to Non-GAAP Organic Revenue

	Three Months Ended
	March 31,
($ in thousands)	2025	2024
Revenue	$401,000	$417,738
Currency adjustment (1)	5,430	—
Interest revenue adjustment (2)	(5,647)	(9,475)
Disposal adjustments (3)	(5,213)	(30,665)
Organic revenue (4)	$395,570	$377,598

(1)
This adjustment eliminates the impact of foreign exchange on revenue.
(2)
This adjustment eliminates the impact of revenue from interest on consumer deposits adjusted to exclude the effect of any fluctuations in foreign exchange rates.
(3)
This adjustment eliminates all revenue generated from the direct marketing payments processing business line that was disposed of during the three months ended March 31, 2025.
(4)
Organic revenue is defined as revenues in the stated period excluding the impact from acquisitions, dispositions, foreign currency fluctuations and interest revenue on consumer deposits. For dispositions in the current year, the pre-disposition results are excluded from the organic revenue calculations. There were no acquisitions requiring adjustments in the stated periods. Reported revenue growth and organic revenue growth for the three months ended March 31, 2025 was -4% and 5%, respectively. Organic revenue growth is measured as the change in organic revenue for the current period, divided by organic revenue from the prior period.

Reconciliation of Revenue to Non-GAAP Organic Revenue by Segment

Merchant Solutions

	Three Months Ended
	March 31,
($ in thousands)	2025	2024
Revenue	$217,786	$231,398
Currency adjustment (1)	148	—
Interest revenue adjustment (2)	(460)	(618)
Disposal adjustments (3)	(5,213)	(30,665)
Organic revenue (4)	$212,261	$200,115

Digital Wallets

	Three Months Ended
	March 31,
($ in thousands)	2025	2024
Revenue	$187,567	$190,457
Currency adjustment (1)	5,282	—
Interest revenue adjustment (2)	(5,187)	(8,857)
Organic revenue (4)	$187,662	$181,600

(1)
This adjustment eliminates the impact of foreign exchange on revenue.
(2)
This adjustment eliminates the impact of revenue from interest on consumer deposits adjusted to exclude the effect of any fluctuations in foreign exchange rates.
(3)
This adjustment eliminates all revenue generated from the direct marketing payments processing business line that was disposed of during the three months ended March 31, 2025.
(4)
Organic revenue is defined as revenues in the stated period excluding the impact from acquisitions, dispositions, foreign currency fluctuations and interest revenue on consumer deposits. For dispositions in the current year, the pre-disposition results are excluded from the organic revenue calculations. There were no acquisitions requiring adjustments in the stated periods. Reported revenue growth and organic revenue growth for the three months ended March 31, 2025 was -2% and 3%, respectively, for the Digital Wallets segment and was -6% and 6%, respectively, for the Merchant Solutions segment. Organic revenue growth is measured as the change in organic revenue for the current period, divided by organic revenue from the prior period.

Reconciliation of Operating Cash Flow to Non-GAAP Unlevered Free Cash Flow

	Three Months Ended
	March 31,
($ in thousands)	2025	2024
Net cash inflows from operating activities	$52,479	$58,835
Capital expenditure	(27,221)	(24,425)
Cash paid for interest	25,906	31,331
Payments relating to Restructuring and other costs	6,181	3,453
Unlevered Free Cash Flow	$57,345	$69,194

Reconciliation of GAAP Gross Profit to Non-GAAP Gross Profit (excluding depreciation and amortization)

	Three Months Ended
	March 31,
($ in thousands)	2025	2024
Revenue	$401,000	$417,738
Cost of services (excluding depreciation and amortization)	174,181	170,373
Depreciation and amortization	68,269	68,310
Gross Profit (1)	$158,550	$179,055
Depreciation and amortization	68,269	68,310
Gross Profit (excluding depreciation and amortization)	$226,819	$247,365

(1)
Gross Profit has been calculated as revenue, less cost of services and depreciation and amortization. Gross profit is not presented within the Company's consolidated financial statements.

Reconciliation of GAAP Net (Loss) / Income to Adjusted Net Income

	Three Months Ended
	March 31,
($ in thousands)	2025	2024
Net (loss) / income	$(19,472)	$3,056
Other non operating expense / (income), net (1)	564	(9,774)
Impairment expense on goodwill and other assets	1,282	653
Amortization of acquired assets (2)	33,268	33,603
Restructuring and other costs	7,785	452
(Gain) / loss on disposal of subsidiaries and other assets, net	(626)	177
Share-based compensation expense	8,141	9,359
Discrete tax items (3)	3,430	5,465
Income tax expense on non-GAAP adjustments (4)	(13,459)	(7,685)
Adjusted net income	$20,913	$35,306
(in millions)
Weighted average shares - diluted	59.8	62.0
Adjusted diluted impact	1.5	0.0
Adjusted weighted average shares - diluted	61.3	62.0

(1)
Other non-operating expense / (income), net primarily consists of income and expenses outside of the Company's operating activities, including, fair value gain / loss on warrant liabilities and derivatives, gain / loss on repurchases of debt, gain / loss on foreign exchange and the release of certain provisions.
(2)
Amortization of acquired asset represents amortization expense on the fair value of intangible assets acquired through various Company acquisitions, including brands, customer relationships, software and merchant portfolios.
(3)
Discrete tax items mainly represent (a) valuation allowance benefit recorded on deferred tax assets representing $3,801 and $5,502 for the three months ended March 31, 2025 and 2024, respectively (b) measurement period adjustments which were $0 and ($57) for the three months ended March 31, 2025 and 2024, respectively, and (c) discrete tax expense on share-based compensation, which would not have been incurred as share-based compensation expense is removed from adjusted net income, of $0 and $182 for the three months ended March 31, 2025 and 2024, respectively. The remaining discrete tax items mainly relate to the movement in uncertain tax provisions relating to prior years.
(4)
Income tax expense on non-GAAP adjustments reflects the tax expense on each taxable adjustment using the current statutory tax rate of the applicable jurisdiction specific to that adjustment.

Adjusted Net Income per Share

	Three Months Ended
	March 31,
	2025	2024
Numerator ($ in thousands)
Adjusted net income - basic	$20,913	$35,306
Adjusted net income - diluted	$20,913	$35,306
Denominator (in millions)
Weighted average shares – basic	59.8	61.6
Adjusted weighted average shares – diluted (1)	61.3	62.0
Adjusted net income per share
Basic	$0.35	$0.57
Diluted	$0.34	$0.57

(1)
The denominator used in the calculation of diluted adjusted net income per share for the three months ended March 31, 2024 and 2025 includes the dilutive effect of the Company's restricted stock units.